

AMIGA PICTURES PRESENTS

THREE YEARS GONE

A FEATURE FILM



LOG LINE

When 12-year-old Maria is kidnapped by her Afghan war veteran father and propelled into his anxiety-ridden world, they set out on the road in search of salvation from demons that have followed him back from the war.

Maria's journey takes us through the searing California Mojave and arid deserts of Arizona where mystical things happen as Maria tries to heal her relationship with her father and reunite her fractured family.

The stakes are high. It is a battle to survive the threat of spiritual, psychological, and physical death.

DIRECTOR



JOHN GUTIERREZ
WRITER / DIRECTOR

John Gutierrez is an award-winning writer, director, and producer. Although originally from San Jose, California, John has lived and worked in London, South Africa and New York. While his work reflects this global experience, the inspiration he takes from his Mexican-American roots is at the heart of his storytelling.

John's debut feature, SONS OF THE SEA won Best South African Film at the Durban International Film Festival in 2021. It played in competition at a wide range of festivals including Austin and Urbanworld.

His short films have screened at several international film festivals as well as being exhibited at the Balenciaga Museum in Spain and The Wallace Collection in London. In 2010 he participated in the BFI's Feature Film Program.

John's true-crime feature documentary, ORIGINAL SIN: MY SON THE KILLER will premiere in 2024 on Showmax followed by an international release.

DIRECTOR'S STATEMENT

I'm a Mexican American with Indigenous roots. My family has wrestled with mental illness for generations.

I grew up in a home with my aunts and uncles always around. I didn't fully understand at the time, but all of them struggled with mental illness, ranging from bipolar disorder to schizophrenia. I always knew something was off about my grandfather - he would wander the halls, trapped in his delusions from his past war experiences - but I didn't realize how this shaped my mother and her siblings.

As I grew older, I learned more about my mother's family history through personal accounts and shared diaries. She and her seven siblings survived a childhood dominated by a brutal, dark cloud brought on by my grandfather's PTSD and schizophrenia. Their father's suffering became their suffering, as he enacted violence on them and their mother.

I witnessed the pain they carried; I saw it fester and ultimately overwhelm them. Living with this traumatic history has been a multi-generational struggle and one that has shaped me. It has been a driving force behind the exploration of inherited trauma in my work.

Three Years Gone is an exploration of the psychological contortions children must make to survive in this kind of family environment and how these events shape them as adults. This film is a journey into my past, an exploration of the psychic pain my family has been plagued with, and a look at mental illness in America today.



CHARACTERS



MARIA

Maria Ramirez is a 12-year-old with a vivid imagination. She is strong, resilient, and self-sufficient, but suffers deeply from abandonment issues, as well as neglect, and physical abuse from her mother's boyfriend. Still, she has managed to remain naturally playful, an optimist, and a dreamer.

She hasn't seen her father in many years, but believes he is a heroic, Native American Warrior who will one day save her.

Over the course of the story, Maria is pulled into her father's fractured, psychotic world through her intense loyalty and love for him. This will be a life-defining journey for her,

Maria is pulled into her father's fractured, psychotic world through her intense loyalty and love for him.



DAVID

Thirty-five-year-old David had a rough start.
He fell into drugs at an early age while running from a broken family.

Eventually, he found the military, a new family he embraced passionately. But the war took its toll. He was once an innocent, likable young man, charming and funny with a soft heart and open soul. Now, after too many tours, he is hardened, lost, and struggling to keep it together for the sake of his daughter Maria.

David Ramirez is a man of unfulfilled dreams. A life cut short by war.



VERONICA

Veronica is thirty-two and her life is a mess. She's a girl from the hood. She never finished high school, but still wants to. Although David was her first love, they were a terrible match for each other and when he left for Afghanistan, her existing abandonment issues deepened.

She was once a dedicated, loving mother to Maria but is now caught under the spell of her boyfriend, Jerry, who dominates her and plays into her insecurities while feeding her drug addiction.

Veronica longs to become the mother she once was.



STORY



ACT I.
THE KIDNAPPING

In THREE YEARS GONE, we journey into the turbulent life of twelve-year-old Maria.

Trapped with her meth-addicted, neglectful mother, Veronica, and her abusive boyfriend, Jerry, Maria's world changes dramatically when her estranged father, David, an Afghan-War veteran kidnaps her, fueled by the promise of a better life.

At first, Maria is excited to have her father back, but when she discovers his journal, filled with haunting drawings from his time at war, Maria senses something is not right. Haunted by his traumatic war experiences David is a challenging figure for Maria to bond with. However, Maria's desperate longing to be with him and heal her fractured family keep her from running away. Instead, she joins him on a road trip through California.



ACT II.
AN EXORCISM AND HAUNTING

Their journey morphs into a desperate quest for salvation, with the pair seeking out David's childhood pastor. They believe an exorcism might free David from the demons that have followed him back from the war. As Maria becomes deeply immersed in her father's anxiety-ridden world and visions from his journal fill her dreams she starts to internalize his trauma and lose her grip on reality. She begins to experience his visions and flashbacks as if they were her own.

Their initial attempt at exorcism brings no relief. Instead, David's deteriorating condition compels them to seek spiritual solace from his extended family who are a part of the Yaqui tribe in Arizona.

Back in California, Maria's disappearance serves as a wake-up call for Veronica, who embarks on a life-altering journey to reclaim her life and her daughter.





ACT III.
POSSESSION, AND
SALVATION THROUGH CEREMONY

Maria's fortitude will be tested by a number of events, including the discovery of David's pharmaceutical medication, an apocalyptic dust storm, and finally, David's full-blown possession.

Upon receiving a distress call from Maria, Veronica sends an ambulance to Maria and David. David is hospitalized and diagnosed with schizophrenia. However, Maria, unwilling to accept her father's diagnosis, helps him escape from the hospital and return to the reservation, clinging to the hope of healing her father and unifying her fractured family through a final healing ceremony.




VISUAL STYLE









The backdrop is the searing California Mojave and the fiery, red, and dusty Arizona landscape of the Yaqui. Three Years Gone is set in a universe where the character's worlds are infiltrated by their personal religious beliefs and mythologies.

















PRODUCING
TEAM

TARYN KOSVINER
PRODUCER

Taryn is an accomplished film producer with over 15 years of experience. She has produced many award-winning short films, including last year's SXSW audience award winner, Brownsville Bred.

Taryn's expertise extends to commercials and branded content. She produced a multicontinent documentary series for Red Bull and Microsoft, managing diverse crews and collaborating with multiple clients, often with conflicting needs.

As the Executive Producer of Amiga's first feature film, Sons of the Sea, Taryn secured funding and guided the film through a US distribution deal.

DAVID TUGENDHAFT
EXECUTIVE PRODUCER

David is a senior executive with over 20 years of experience in film finance, structured finance, private equity and business development. He is a founding partner of Satara Equity Partners LLP, a London-based investment manager and a board member of several companies. Before establishing Satara, David worked in investment banking for Rand Merchant Bank and JPMorgan.

ANDREW MICHAU
EXECUTIVE PRODUCER

Andrew Michau will lead our campaign to engage and build an audience for the project from the earliest stages of pre-production.

Andrew started his career in theatre as a producer. His company, Firebrand entertainment, provided consumer experiences for brand activation. He chose to focus on corporate communications when he joined Publicis Groupe in 2010 as the Regional Strategic Planning Director for Africa. Andrew is currently the Strategic Planning Director at Publicis Groupe Malaysia/SEA. He has worked as a senior marketing and communication strategic consultant to global brands in Africa, Europe, and now Asia.

We have demonstrated to investors that we can make and sell an award-winning film on a small budget, and deliver an attractive return

Our last film, *Sons of the Sea*, was shot in South Africa with a local audience in mind.

We took the film to market locally, and after receiving multiple offers, we sold the African rights to a distributor in a deal that recouped 120% for investors.

We are now negotiating sales for the rest of the world. All further proceeds will be additional profit for the investors and producing team.



WINNER
BEST SOUTH AFRICAN FILM
DURBAN
INTERNATIONAL FILM FESTIVAL



OFFICIAL SELECTION
BRICS
FILM FESTIVAL
INDIA | 2021



OFFICIAL SELECTION
Stony Brook
Film Festival
2022



OFFICIAL SELECTION
AUSTIN FILM FESTIVAL
2021



OFFICIAL SELECTION
CINEQUEST
Film Festival



OFFICIAL SELECTION
urbanworld
2021



OFFICIAL SELECTION
PAN AFRICAN
Film Festival
2021



OFFICIAL SELECTION
ARIFF
AFRICA RISING
INTERNATIONAL
FILM FESTIVAL
2020



A FILM BY JOHN GUTIERREZ

SONS OF THE SEA

view the trailer

BUDGET & PRODUCTION TIMELINE

BUDGET
$1,400,000

*Above the line production costs include:
Producer, director, writer, principal cast, stunts, casting

**Below the line production costs include:
Background, production office, set management, camera, art, sound, SFX, meals, lighting, wardrobe, hair & makeup, props, set dressing, locations, transport, production office supplies

This budget of $1.4m is our reasonable estimate of the budget for the project based on current detailed costing and our production experience but is subject to change.



Marketing, Insurance and Administrative Costs
10%

ATL Production*
24%

Post-Production
9%

BTL Production**
57%

We expect to complete the initial sale of the film between 12 and 18 months after our financing is in place, based on the following timeline:



MAY 2024

BUDGET RAISED

JUNE 2024

PRE-PRODUCTION
casting, locations, crew, art

JULY - SEPTEMBER 2024

PRODUCTION BEGINS
22 - 26 days of filming

SEPTEMBER 2024 - JANUARY 2025

POST-PRODUCTION
editing, sound design,
music, VFX, color

MAY - OCTOBER 2025

FILM FESTIVAL SCREENINGS
sale to a distributor or direct to
streamer via sales agent

*This timeline is our reasonable estimate of the project completion timeline and is subject to change.



SALES STRATEGY &
MARKET DEMAND

As we did with our first feature film, *Sons of the Sea*, we intend to sell Three Years Gone to a distributor or to one of the streamers, with the assistance of a reputable sales agent and via the established film festival circuit.

- The demand for content has grown exponentially over the past few years. The market is extremely competitive and the big streamers will spend over $50 Billion on content this year alone.

  HTTPS://BIT.LY/50BILL

- Audiences are seeking out diversity, both on-screen and behind the camera. Buyers are taking note and have been paying big sums for films that meet these criteria.

- Although the Hispanic / Latino audience has the largest theater attendance per capita and the fastest growing share of the home / mobile viewing market, they are significantly underrepresented in the industry.

- Buyers want films that have an easily identifiable audience. We have a targeted marketing approach that will identify, engage and build the film's audience from the earliest stages of pre-production.

THE BIG STREAMERS ARE TAKING INCLUSION SERIOUSLY

INCLUSION REPORTS

- NETFLIX
- AMAZON
- HBO

"More and more we want to be telling stories that showcase the world that we see around us"

AGNES CHU,
SENIOR VICE-PRESIDENT OF CONTENT DISNEY+

"International Audiences Want to See More Diverse Representation On and Off Screen"

STARZ IN PARTNERSHIP WITH THE CENTER FOR SCHOLARS AND STORYTELLING AT UCLA

Onscreen diversity drives success at the box office.

-MOVIO Marketing Data Analytics Firm

HTTPS://BIT.LY/729LLJ

Films with diverse characters and authentic stories make more money at the box office.

- UCLA's Center for Scholars and Storytellers

HTTPS://BIT.LY/3QAF1QH

Enormous gains by women and people of color, but Latinx representation still lags.

- UCLA's Division of Social Sciences

HTTPS://BIT.LY/3QYGX5B

TODAY'S AUDIENCES SEEK OUT NUANCED, HIGH-QUALITY PORTRAYALS OF DIVERSE CHARACTERS

Audiences have embraced films that demonstrated diversity on-screen as well as behind the camera. Low-budget films (a recent sampling below) were no exception.



Kumail Nanjiani
Zoe Kazan
Holly Hunter
Ray Romano
THE big sick

Budget $5,000,000
Box Office $56,411,585



DAVID KIM'S DAUGHTER IS MISSING. HE CAN'T FIND OUT WHERE SHE IS UNTIL HE FINDS OUT WHO SHE IS.
SEARCHING
COMING SOON

Budget $900,000
Box Office $75,636,047



THIS IS THE STORY OF A LIFETIME
MOONLIGHT

Budget $4,000,000
Box Office $65,157,139



BASED ON AN ACTUAL LIE
THE FAREWELL
COMING SOON

Budget $3,000,000
Box Office $23,076,657



"THIS IS THE MOVIE WE NEED RIGHT NOW."
WRITTEN AND DIRECTED BY LEE ISAAC CHUNG
MINARI

Budget $2,000,000
Box Office $15,312,445



GET OUT

Budget $4,500,000
Box Office $255,745,157

We are not suggesting that investors would participate in the box office sales. These examples demonstrate that there is a thirst for films with diverse casts and underrepresented voices, making them desirable to distributors.

Films that demonstrated diversity and inclusion at all levels of production were sold for significant amounts at the Sundance Film Festival in recent years.

CODA: $25,000,000 (APPLE TV+)

NANNY: $7,000,000 (BLUMHOUSE /AMAZON)

THE FAREWELL: $6,000,000 (A24)

PASSING: $15,000,000 (NETFLIX)

CHA CHA REAL SMOOTH: $15,000,000 (APPLE TV+)

BLINDED BY THE LIGHT: $15,000,000 (NEW LINE / WARNER BROS)

The above amounts are selected examples of film sales from the past few years and are not necessarily a reflection of how Three Years Gone will perform.

Although Hispanic / Latino Americans have the largest theater attendance per capita and the fastest growing share of the home / mobile viewing market, they are significantly underrepresented in the industry.

HISPANIC / LATINO CONTENT CONSUMPTION VS INDUSTRY REPRESENTATION - 2021



Legend:
- Theater Attendance
- Mobile Viewers
- Daily Home Viewers
- All Roles
- Directors
- Lead Roles
- Writers

REPRESENTATION DISPARITY

Hispanic and Latino Americans are the largest ethnic minority, comprising 18.7% of the population.

HTTPS://BIT.LY/3CIFW5Y

As content consumers they are overrepresented, comprising 24% of the theater-going audience, 23% of mobile viewers, and 29% of daily viewers.

In the industry they are egregiously underrepresented, both on and off screen, comprising only 7.1% of lead roles and 7.7% of total film roles. Only 7.1% of directors and only 5.6% of writers are Hispanic / Latino.

HTTPS://BIT.LY/3QYGX5B